NICE SYSTEMS LTD.
22 Zarchin Street
PO Box 690
Ra’anana 43107, Israel

October 8, 2013

VIA EDGAR

Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	NICE-Systems Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 25, 2013
File No. 000-27466

Dear Mr. Wilson:

Consistent with the telephone conversation on October 3, 2013 between Ms. Laura Veator, Staff Accountant, and Andrew Rodman of Bryan Cave LLP, counsel to NICE-Systems Ltd. (“NICE”), this letter will confirm that NICE was granted an additional ten business days to respond to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated September 26, 2013, in order for NICE to fully consider and respond to all points raised therein.  Accordingly, NICE intends to provide its response on or before October 24, 2013.

If you have any questions concerning the foregoing, or require any additional information, please call me at +972-9-7753911.

Sincerely,

/s/ Eran Porat
Eran Porat Corporate VP, Finance

CC:           Ms. Laura Veator